Exhibit 99.1

21VIANET NAMES TIM CHEN AS CHIEF FINANCIAL OFFICER

BEIJING, April 29, 2021 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, announced today that Mr. Tim Chen, Chief Strategy Officer, will assume the role of Chief Financial Officer. Mr. Chen will succeed Ms. Sharon Xiao Liu, who will step down as the Company’s Chief Financial Officer and serve as an advisor to the Company before leaving the Company in June 2021.

The Company also celebrated its 25th year anniversary and 10 years of being listed on the NASDAQ last week, a testament to its strong growth momentum.

Mr. Josh Chen, Founder and Executive Chairman, said: “It’s an exciting time for 21Vianet, which recently celebrated two important milestones. Tim will continue to support the leadership team and help steer the Company with his deep business insights, experiences and network. We’re extremely grateful to Sharon for her contributions over the years in building 21Vianet to become one of the market leaders in China and wish her the best of luck as she pursues other opportunities.”

Mr. Tim Chen said: “I’m thrilled to continue working with the various teams at 21Vianet to expand our footprint, especially during a critical time for the industry. The market for data centers will increase significantly over the next couple of years, driven by the government’s efforts to make digitization a priority as well as the growing demand from the high-tech and internet industries. 21Vianet will play an increasingly important role in supporting China’s rapid rise in this sector and provide customers and businesses with innovative solutions that improve operations and enhance data science capabilities. Our strategy and goals remain unchanged with our focus on growing our wholesales business and delivery on the 3 year (25,000 cabinets per annum) targets.”

Mr. Chen joined the Company in August 2020 as Chief Strategy Officer. Prior to joining, he spent 14 years in renowned investment banking and private equity firms, including Morgan Stanley and J.P. Morgan, and a private logistics company as Chief Financial Officer. In his new role, he will oversee the Company’s financial, legal, mergers and acquisitions, and investor relations responsibilities. Mr. Chen received a Bachelor of Science degree in Industrial Engineering and Operations Research from Columbia University in New York.

Commenting on Mr. Chen’s new position as Chief Financial Officer, Mr. Samuel Shen, Group Chief Executive Officer, said: “Since joining the Company, Tim has made valuable contributions to 21Vianet’s new phase of growth. We believe 21Vianet is well-positioned to benefit from the many opportunities that lie ahead, particularly as China accelerates investments in 5G and other advanced technologies.”

In recent years, 21Vianet has built its influence and network, partnering with some of the top financial institutions around the world. In February 2020, the Company received a US$200 million investment from a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. In June 2020, the Company received US$150 million in investment from funds managed by Blackstone. More recently, the Company raised US$1 billion in capital through a US$400 million public follow-on offering in August 2020 and a US$600 million 144A convertible bond offering in January 2021.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com